August 28, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

VIA EDGAR as CORRESPONDENCE filing

Re: Universal Health Services, Inc. (“UHS”) Form 10-K for the year ended December 31, 2011 as filed on February 27, 2012

File No. 001-10765

Dear Mr. Rosenberg:

This letter is being written in connection with the Staff’s examination of the filing referenced above. Set forth below are our responses to the comments included in the Staff’s letter to us dated August 16, 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

1)	Beginning on page 53 you discuss the results of your acute care hospital services segment in 2011 versus 2010 and 2010 versus 2009. Please tell us why the net revenues in your discussion on a same facility basis are the same as on an all acute care hospitals basis, but your other operating expenses are different. It does not appear that you acquired or disposed any significant acute care facilities in either 2010 or 2011 supporting the same amount of net revenues on a same facility and all acute care hospitals bases, but it is unclear why your operating expense amounts are therefore also not the same.

Response:

We believe that it is helpful to our investors to measure our acute care hospitals’ operating performance on a same facility basis which, in addition to including the operating results for facilities owned during both years, also neutralizes the effect in each year of material items that relate to prior periods or that are nonrecurring or non-operational in nature. Our all acute care hospitals basis’ presentation includes the material items that relate to prior periods or that are nonrecurring or non-operational in nature as well as the results for any facilities that were acquired or divested in either year (there were, however, no acquisitions or divestitures in 2011 or 2010).

For illustrative purposes, the table below reflects our acute care results for the years ended December 31, 2011 and 2010, on a same facility basis and an all acute care hospital basis, and quantifies the differences between the two presentations (differences occurred only in other operating expenses):

	Year ended December 31, 2011			Year ended December 31, 2010
	Same Facility Basis	All Acute Care Hospitals	Difference	Same Facility Basis	All Acute Care Hospitals	Difference
Net revenues	$4,071,570	$4,071,570	$0	$3,901,815	$3,901,815	$0

Operating charges:
Salaries, wages and benefits	1,569,780	1,569,780	0	1,489,335	1,489,335	0
Other operating expenses	730,977	720,807	10,170	697,703	662,009	35,694
Supplies expense	637,549	637,549	0	640,451	640,451	0
Provision for doubtful accounts	535,367	535,367	0	509,681	509,681	0
Depreciation and amortization	198,038	198,038	0	178,634	178,634	0
Lease and rental expense	54,209	54,209	0	54,867	54,867	0

	3,725,920	3,715,750	10,170	3,570,671	3,534,977	35,694

Income from operations	345,650	355,820	(10,170)	331,144	366,838	(35,694)
Interest expense, net	3,903	3,903	0	3,411	3,411	0

Income before income taxes	$341,747	$351,917	($10,170)	$327,733	$363,427	($35,694)

To explain the differences between the two presentations, the following disclosure was included on page 54 of our Form 10-K for the year ended December 31, 2011:

“The following table summarizes the results of operations for all our acute care operations during 2011 and 2010. Included in these results, in addition to the same facility results shown above, is: (i) the favorable effect of $10 million recorded during 2011 and $42 million recorded during 2010 resulting from reductions to our professional and general liability self-insurance reserves, as discussed above in Self-Insured Risks, and; (ii) the unfavorable effect of $7 million recorded during 2010 to write-off certain costs related to an acute care hospital construction project (dollar amounts in thousands):”

We believe the above-noted disclosure, as included in our Form 10-K for the year ended December 31, 2011, adequately addresses the reasons for the differences in other operating expenses.

Notes to Consolidated Financial Statements

Note 1: Business and Summary of Significant Accounting Policies

Revenue Recognition, page 99

2)	On page 64 you disclose the receipt of $11 million in Medicaid program incentive payments associated with electronic health records, or EHR. You also disclose that you deferred these payments at December 31, 2011 and will record the amounts as revenue when the applicable hospitals are deemed to have met the meaningful use criteria. On page 41 of your June 30, 2012 Form 10-Q you disclose that you recognized the first $2 million of these payments as revenue in 2012. We do not believe that classification of these incentive payments as revenue is appropriate as they are not related to your ongoing central operating activities. Please address the following comments:

•	Please provide us proposed revised policy disclosure to be included in future periodic reports that separately describes your accounting for Medicare and Medicaid EHR incentive payments.

•

Please explain to us how you will present the reclassification of your EHR incentive payments recorded in revenue during the second quarter of 2012 in your September 30, 2012 Form 10-Q and provide us proposed disclosure to be included in that filing that explains your reclassification and retroactive presentation.

Response:

We believed it was appropriate to classify the $2 million of Medicaid EHR incentive payments as nonpatient revenue, as included in our condensed consolidated statements of income for the three and six-month periods ended June 30, 2012. However, after consideration of the Staff’s comments on the classification, and further consultation with our independent registered public accounting firm, we will classify future EHR incentive income within the operating expense section of our consolidated statements of income (on a separate line captioned “EHR incentive income”). Given its relative immateriality to our consolidated financial statements, we will plan to reclassify the $2 million to the “EHR incentive income” line in our condensed consolidated statements of income for the nine months ended September 30, 2012.

Below is the related disclosure we will plan to include in future filings, including (as underlined), the proposed disclosure revisions and explanation of the reclassification and retroactive presentation:

HITECH Act: In July 2010, the Department of Health and Human Services (“HHS”) published final regulations implementing the health information technology (“HIT”) provisions of the American Recovery and Reinvestment Act (referred to as the “HITECH Act”). The final regulation defines the “meaningful use” of Electronic Health Records (“EHR”) and establishes the requirements for the Medicare and Medicaid EHR payment incentive programs. The final rule established an initial set of standards and certification criteria. The implementation period for these new Medicare and Medicaid incentive payments started in federal fiscal year 2011 and can end as late as 2016 for Medicare and 2021 for the state Medicaid programs. State Medicaid program participation in this federally funded incentive program is voluntary but we expect that all of the states in which our eligible hospitals operate will ultimately choose to participate. Our acute care hospitals may qualify for these EHR incentive payments upon implementation of the EHR application assuming they meet the “meaningful use” criteria. The government’s ultimate goal is to promote more effective (quality) and efficient healthcare delivery through the use of technology to reduce the total cost of healthcare for all Americans and utilizing the cost savings to expand access to the healthcare system.

During 2011, we began implementing EHR applications at certain of our acute care hospitals and will continue to do so, on a hospital-by-hospital basis, until completion which is scheduled to occur by the end of June, 2013. As of September 30, 2012, EHR applications have been implemented at              of our acute care hospitals. Our acute care hospitals will be eligible for Medicare and Medicaid EHR incentive payments upon implementation of the EHR application, assuming they meet the “meaningful use” criteria.              hospitals met the “meaningful use” criteria during the first nine months of 2012 (occurred during the second and third quarters) and we anticipate that              additional hospitals will qualify by the end of 2012.

Our consolidated results of operations for the three and nine-month periods ended September 30, 2012 include a pre-tax charge (after portion attributable to third-party, noncontrolling interests) of approximately $         million recorded in connection with the implementation of EHR applications. This charge, which is net of approximately $         million attributable to third-party, noncontrolling ownership interests, consisted of $         million of EHR incentive income offset by $         million of salaries, wages, benefits and other operating expenses and $          million of depreciation and amortization expense. The EHR incentive income recorded during the second and third quarters of 2012 consists of state

Medicaid EHR incentive payments attributable to acute care hospitals that met the “meaningful use” criteria during those periods.

We previously classified approximately $2 million of EHR incentive income as net revenues in our condensed consolidated statements of income for the three and six months ended June 30, 2012. That amount has been reclassified and is now included in the line item “EHR incentive income” in our condensed consolidated statements of income for the nine months ended September 30, 2012.

We have received an aggregate of approximately $         million of state Medicaid, EHR incentive payments as of September 30, 2012. These payments, which are/were reflected as deferred EHR incentive income on our consolidated balance sheet (included in other current liabilities), will be/were recorded as EHR incentive income in our consolidated statements of income in the periods in which the applicable hospitals are deemed to have met the “meaningful use” criteria. Upon meeting the “meaningful use” criteria, our hospitals may become entitled to additional Medicaid incentive payments in future periods.

Federal regulations require that Medicare EHR incentive payments be computed based on the Medicare cost report that begins in the federal fiscal period in which a hospital meets the applicable “meaningful use” requirements. Since the annual Medicare cost report periods for each of our acute care hospitals ends on December 31st, we will recognize Medicare EHR incentive income for each hospital during the fourth quarter of the year in which the facility meets the “meaningful use” criteria and during the fourth quarter of each applicable subsequent year.

Hospitals that do not qualify as a meaningful user of EHR by 2015 are subject to a reduced market basket update to the IPPS standardized amount in 2015 and each subsequent fiscal year. Although we believe that our acute care hospitals will be in compliance with the EHR standards by 2015, there can be no assurance that all of our facilities will be in compliance and therefore not subject to the penalty provision of the HITECH Act.

V) Accounting Standards

Measuring Charity Care for Disclosures, page 105

3)	We acknowledge your disclosure regarding the adoption of ASU 2010-23. Please address the following comments:

•

Please provide us proposed revised charity care policy disclosure to be included in future periodic reports under ASC 954-605-50-3 that clarifies what “financial or economic criteria” must be met by a patient to qualify for charity care.

•

You disclose the estimated cost of providing “charity services” in the first full paragraph on page 106. It appears that you include the cost of services provided at a discount to uninsured patients in the cost of charity services. Please provide us proposed revised disclosure to be included in future periodic reports that:

•

Discloses the cost of charity care provided as required by ASC 954-605-50-3. In this regard, the glossary at ASC 954-60-20 defines charity care as health care services that are provided but are never expected to result in cash flows. It appears that your discounted services provided to uninsured patients included in “charity services” have some anticipated cash inflows and therefore do not qualify for charity care.

•	Revises throughout your filing the use of “charity services” as that term is confusingly similar to charity care.

Response:

Below is our proposed revised charity care policy disclosure which, if acceptable to the Staff, we will include in future filings:

A significant portion of the patients treated throughout our portfolio of acute care hospitals are uninsured patients which, in part, has resulted from an increase in the number of patients who are employed but do not have health insurance or who have policies with relatively high deductibles. Patients treated at our hospitals for non-elective services, who have gross income less than 400% of the federal poverty guidelines, are deemed eligible for charity care. The federal poverty guidelines are established by the federal government and are based on income and family size. Because we do not pursue collection of amounts that qualify as charity care, they are not reported in our net revenues or in our accounts receivable, net. We also provide discounts to uninsured patients (included in “uninsured discounts” amounts below) who do not qualify for Medicaid or charity care. Because we do not pursue collection of amounts classified as uninsured discounts, they are not reported in our net revenues or in our accounts receivable, net. In implementing the discount policy, we first attempt to qualify uninsured patients for governmental programs, charity care or any other discount program. If an uninsured patient does not qualify for these programs, the uninsured discount is applied.

In addition, our future filings will include the following disclosure (we will include three years of data) which we believe is responsive to the Staff’s comments. Lastly, we will refrain from using the term “charity services” in future filings.

The following table shows the amounts recorded at our acute care hospitals for charity care and uninsured discounts, based on charges at established rates, for the years indicated (in thousands):

	2011	%	2010	%
Charity Care	$804,301	84%	$664,212	82%
Uninsured Discounts	151,447	16%	142,467	18%

Total uncompensated care	$955,748	100%	$806,679	100%

The estimated cost of providing the uncompensated care was $173 million during 2011 and $158 million during 2010. The estimated costs were based on a calculation which multiplied the percentage of operating expenses for our acute care hospitals to gross charges for those hospitals by the above-mentioned total uncompensated care amounts. The percentage of cost to gross charges is calculated based on the total operating expenses for our acute care facilities (excluding provision for doubtful accounts) divided by gross patient service revenue for those facilities. An increase in the level of uninsured patients to our facilities and the resulting adverse trends in the provision for doubtful accounts and uncompensated care provided could have a material unfavorable impact on our future operating results.

Note 9: Relationship with Universal Health Realty Income Trust and Related Party Transactions Relationship with Universal Health Realty Income Trust, page 128

4)	You disclose that you serve as Advisor to the Trust pursuant to an annual agreement whereby you conduct the day-to-day affairs of the Trust, provide it administrative services and present it with investment opportunities. Also, certain of your officers and directors are also officers and/or directors of the Trust. Please provide us your analysis supporting why consolidation of this trust is not appropriate and reference for us the authoritative literature you rely upon to support your position. In your response, demonstrate to us whether the Trust is a variable interest entity and, if so, whether you are the primary beneficiary.

By the way of background, we respectfully advise the Staff that we received a similar comment from the Staff in a letter dated January 7, 2005 in connection with a review of our Form 10-K for the year ended December 31, 2003. The response below has been updated to reflect the criteria of ASC 810-10-15-14 (which has been codified for FAS 167, which supersedes FIN 46R), however, the majority of the analysis and the conclusion is the same as that reflected in our response letter dated February 2,

2005.

Universal Health Realty Income Trust (the “Trust”), which is organized as a Maryland real estate investment trust, invests in healthcare and human service related facilities including acute care hospitals, behavioral healthcare facilities, rehabilitation hospitals, sub-acute facilities, surgery centers, child-care centers and medical office buildings. As of February 27, 2012, the Trust had fifty-four real estate investments located in fifteen states consisting of: (i) seven hospital facilities; (ii) forty-three medical office buildings, and; (iii) four preschool and childcare centers. The members of the Trust’s Board of Trustees, who are elected by the Trust’s shareholders, approve/make decisions about the Trust’s activities and operating strategies, including the approval all acquisition and divestiture transactions. All transactions between UHS and the Trust must be approved by a majority of Trustees who are unaffiliated with UHS (“Independent Trustees”), including the annual approval of a wholly-owned subsidiary of UHS as the Trust’s Advisor. The advisory agreement can be terminated for any reason upon sixty-days written notice by either the Trust or UHS. We hold approximately 6.2% of the outstanding shares of the Trust.

ASC 810-10-15-14 states “A legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions [a, b, or c] exist:

a. The total equity investment (equity investments in a legal entity are interests that are required to be reported as equity in that entity’s financial statements) at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk has all of the following characteristics:

(1) Includes only equity investments in the legal entity that participate significantly in profits and losses even if those investments do not carry voting rights.

True. As of December 31, 2011, the Trust had 12.6 million shares of equity outstanding all of which were considered equity for GAAP purposes and 6.2% of which were owned by us. Each share of the Trust is entitled to one vote and equally participates in profits, losses and dividends.

(2) Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities.

True. The Trust did not receive subordinated interests in other variable interest entities in exchange for issuing its outstanding shares of equity.

(3) Does not include amounts provided to the equity investor directly or indirectly by the entity or other parties involved with the entity, unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

True, the Trust’s equity does not include such amounts.

(4) Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity, or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

True. None of the equity acquired by investors in the Trust was financed by the Trust.

Paragraphs 810-10-25-45 through 25-47 discuss the amount of the total equity investment at risk that is necessary to permit an entity to finance its activities without additional subordinated financial support.

The properties owned by the Trust are generally financed either through shareholders’ equity, borrowings under the terms of the Trust’s unsecured $150 million revolving credit agreement and/or mortgage notes payable obtained from commercial lenders. The mortgage loans are secured by the real estate and are non-recourse to the Trust. As of December 31, 2011, the Trust had $371 million in assets, $175 million of line of credit, mortgage and other borrowings (none of which is guaranteed by UHS or any other variable interest holders), $7 million of other liabilities and $189 million of shareholders’ equity. In addition, the Trust had $59 million of unused borrowing capacity under the terms of its unsecured $150 million revolving credit agreement and $26 million of gross proceeds remaining pursuant to a $50 million, at-the-market equity issuance program. Therefore, the Trust has demonstrated it can finance its activities without additional subordinated financial support which is a qualitative assessment per paragraph 9(a) that the entities’ equity at risk is sufficient.

Therefore, based on the facts and circumstances as outlined above, condition (a) is not met.

b. As a group, the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1) The direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the success of the legal entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership). Legal entities that are not controlled by the holder of a majority voting interest because of noncontrolling shareholder veto rights as discussed in paragraphs 810-10-25-2 through 25-14 are not VIEs if the shareholders as a group have the power to control the entity and the equity investment meets the other requirements of the Variable Interest Entities Subsections.

The equity investors do not lack this characteristic. Although a wholly-owned subsidiary of ours serves as Advisor to the Trust, the members of the Trust’s Board of Trustees, who are elected by the Trust’s shareholders, approve/make decisions about the Trust’s activities and operating strategies, including the approval of all acquisition and divestiture transactions and the annual approval of UHS as the Trust’s Advisor. Furthermore, all transactions between UHS and the Trust must be approved by a majority of the Independent Trustees. Fees paid to us by the Trust are commensurate with the level of service provided and are periodically compared to an industry peer group.

(2) The obligation to absorb the expected losses of the legal entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the legal entity itself or by other parties involved with the legal entity.

The equity investors do not lack this characteristic. There are no guarantees or other factors that would cause the shareholders to be directly or indirectly protected from expected losses or guaranteed a return by the entity or other parties.

(3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity. For this purpose, the return to equity investors is not considered to be capped by the existence of outstanding stock options, convertible debt, or similar interests because if the options in those instruments are exercised, the holders will become additional equity investors.

The equity investors do not lack this characteristic. The shareholders share in any residual returns of the Trust without limit.

c. The equity investors as a group also are considered to lack characteristic (b)(1) if both of the following conditions are present:

1) The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both.

2) Substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

With respect to: 1) voting rights are proportional to each shareholder’s obligation to absorb losses and receive residual returns as each share of equity participates equally in the overall risks and rewards of the Trust. Therefore, both conditions above are not present and it does not indicate that the equity investors as a group lack the characteristic in (b)(1).

Therefore, based on the criteria set forth in ASC 810-10-15 and the relevant circumstances outlined above, we concluded that the Trust was not a variable interest entity subject to the consolidation provisions therein.

Other:

Also pursuant to your request, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below is my contact information where I can be reached should the Staff have any questions or require any additional information. Thank you for your consideration and cooperation regarding this matter.

Sincerely,

/s/ Steve Filton
Steve Filton
Senior Vice President and Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Road
King of Prussia, PA 19406
610-768-3319 (telephone)
610-768-3318 (fax) steve.filton@uhsinc.com (email)